Exhibit 99.2

FOR IMMEDIATE RELEASE	NASDAQ: CRME	TSX: COM

CARDIOME PHARMA CORP. COMPLETES PUBLIC OFFERING OF 8.5 MILLION COMMON
SHARES FOR GROSS PROCEEDS OF US$51 MILLION

Vancouver, Canada, March 23, 2005 - Cardiome Pharma Corp. (NASDAQ: CRME, TSX: COM) announced today that it has completed its previously announced public offering of 8,500,000 common shares. The common shares were sold at US$6.00 per share and all common shares were offered by the company. The offering resulted in total gross proceeds to the company of US$51 million. The underwriters still have an option to purchase up to an additional 1,275,000 common shares from the company at the offering price during the period ending 30 days from March 18, 2005 to cover over-allotments, if any. If the over-allotment is exercised in full, total gross proceeds of the offering will be approximately US$58.6 million.

UBS Investment Bank and CIBC World Markets acted as joint book running managers in this offering. The syndicate of underwriters also included GMP Securities Ltd., Leerink Swann & Company, First Associates Investments Inc. and Orion Securities Inc.

This press release will not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Cardiome Pharma Corp.

Cardiome is a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Its current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

The statements in this press release relating to the proposed public offering include certain forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based on the company’s current expectations but they involve a number of risks and uncertainties. The timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation, capital markets conditions and other risks detailed in our filings with the Securities and Exchange Commission available at http://www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements made herein speak only as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.